Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is management’s discussion and analysis of financial condition and results of operations of Scorpio Bulkers Inc. for the nine month period ended September 30, 2017. The following discussion and analysis should be read in conjunction with our condensed consolidated financial statements, including the notes thereto, included in this report, which have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP, and the discussion included in our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the U.S. Securities and Exchange Commission, or the SEC, on February 28, 2017, or our Annual Report. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, such as those set forth in the section entitled “Risk Factors” included in our Annual Report. We use the term deadweight tons, or dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, in describing the size of our vessels.

Overview

Scorpio Bulkers Inc. and its subsidiaries (together “we”, “us” or the “Company”) was formed for the purpose of acquiring and operating the latest generation newbuilding drybulk carriers with fuel-efficient specifications and carrying capacities of greater than 30,000 dwt in the international shipping markets. Scorpio Bulkers Inc. was incorporated in the Republic of the Marshall Islands on March 20, 2013.

Our vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains, and fertilizers, along worldwide shipping routes, and are, or are expected to be, employed primarily in the spot market or in spot market-oriented pools of similarly sized vessels. As of September 30, 2017, we owned 46 vessels, consisting of 18 Kamsarmax vessels and 28 Ultramax vessels.

The Company is organized by vessel type into two operating segments.

•	Kamsarmax - includes vessels ranging from approximately 82,000 dwt to 84,000 dwt

•	Ultramax - includes vessels ranging from approximately 60,200 dwt to 64,000 dwt

Our vessels are commercially managed by Scorpio Commercial Management S.A.M., or SCM, and technically managed by Scorpio Ship Management S.A.M., or SSM, pursuant to an Amended and Restated Master Agreement, as amended and restated from time to time. SCM and SSM are controlled by the Lolli-Ghetti family, of which Emanuele Lauro, our Chairman and Chief Executive Officer, and Filippo Lauro, our Vice President, are members. We expect that additional vessels that we may acquire in the future will also be managed under the Amended and Restated Master Agreement or on substantially similar terms as those contained in the Amended and Restated Master Agreement.

SCM’s commercial management services include securing employment for our vessels in the spot market or on time charters. SCM also manages the Scorpio Group Pools, which are spot-market oriented pools of similarly sized vessels operated by companies affiliated with us, in which our vessels are employed.

SSM’s technical management services include providing technical support, such as arranging the hiring of qualified officers and crew, supervising the maintenance and performance of our vessels, purchasing supplies, spare parts and new equipment, arranging and supervising drydocking and repairs, and monitoring regulatory and classification society compliance and customer standards.

We have also entered into an Amended Administrative Services Agreement with Scorpio Services Holding Limited, or SSH, an entity controlled by the Lolli-Ghetti family. The administrative services provided under this agreement primarily include provision of administrative staff, office space and accounting, legal compliance, financial and information technology services. We reimburse SSH for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above.

We generate revenue by charging customers for the transportation of their drybulk cargoes using our vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:

•	Commercial Pools, whereby we participate with other shipowners to operate a large number of vessels as an integrated transportation system, which offers customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools negotiate charters primarily in the spot market but may also arrange time charter agreements. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs (described below), thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market.

•	Voyage charters, which are charters for short intervals that are priced on current, or “spot,” market rates.

•	Time charters, which are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates.

•	For all of our vessels in any type contractual relationship, we are responsible for crewing and other vessel operating costs for our owned vessels and the charterhire expense for vessels that we time charter-in.

The table below illustrates the primary distinctions among these different employment arrangements:

	Commercial Pool	Voyage Charter	Time Charter

Typical contract length	Varies	Single voyage	Up to one year or more

Hire rate basis (1)	Varies	Varies	Daily

Voyage expenses (2)	Pool pays	We pay	Customer pays

Vessel operating costs for owned vessels (2)	We pay	We pay	We pay

Charterhire expense for vessels chartered-in (2)	We pay	We pay	We pay

Off-hire (3)	Pool does not pay	Customer does not pay	Customer does not pay

(1)	“Hire rate” refers to the basic payment from the charterer for the use of the vessel.
(2)	See “Important Financial and Operational Terms and Concepts” below.
(3)	“Off-hire” refers to the time a vessel is not available for service due primarily to scheduled and unscheduled repairs or drydockings. For time chartered-in vessels, we do not pay the charterhire expense when the vessel is off-hire.

As of the date of this report, all of our owned and time chartered-in vessels were operating in the Scorpio Group Pools.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts. These include the following:

Vessel revenues. Vessel revenues primarily include revenues from time charters, pool revenues, and voyage charters. Vessel revenues are affected by hire rates and the number of days a vessel operates. Vessel revenues are also affected by the mix of business between vessels on time charter, vessels in pools, and vessels operating on voyage charter. Revenues from vessels in pools and on voyage charter are more volatile, as they are typically tied to prevailing market rates.

Voyage charters. Voyage charters or spot voyages are charters under which the customer pays a transportation charge for the movement of a specific cargo between two or more specified ports. We pay all of the voyage expenses.

Voyage expenses. Voyage expenses primarily include bunkers, port charges, canal tolls, cargo handling operations and brokerage commissions paid by us under voyage charters, as well as brokerage commissions and miscellaneous voyage expenses that we are unable to collect under time charter and pool arrangements. These expenses are subtracted from voyage charter revenues to calculate TCE revenues.

Vessel operating costs. For our owned vessels, we are responsible for vessel operating costs, which include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, and technical management fees.

Technical management fees are paid to SSM. Pursuant to our Amended and Restated Master Agreement, SSM provides us with technical services, and we provide them with the ability to subcontract technical management of our vessels with our approval.

Charterhire. Charterhire is the amount we pay the owner for time chartered-in vessels. The amount is usually for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates. The vessel’s owner is responsible for crewing and other vessel operating costs.

Drydocking. We periodically drydock each of our owned vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, each vessel is drydocked every 30 months to 60 months. We capitalize a substantial portion of the costs incurred during drydocking and amortize those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. We immediately expense costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.

Depreciation. Depreciation expense typically consists of:

•	charges related to the depreciation of the historical cost of our owned vessels (less an estimated residual value) over the estimated useful lives of the vessels; and

•	charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking.

Time charter equivalent (TCE) revenue or rates. We report TCE revenue, a non-GAAP financial measure, because (i) we believe it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable U.S.-GAAP measure, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors. TCE revenue is vessel revenue less voyage expenses, including bunkers, port charges and commissions to SCM. The TCE rate achieved on a given voyage is expressed in U.S. dollars/day and is generally calculated by taking TCE revenue and dividing that figure by the number of revenue days in the period. For a reconciliation of TCE revenue, deduct voyage expenses from revenue on our Statement of Operations.

Revenue days. Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with repairs or drydockings. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when a vessel is available to earn revenue, yet is not employed, are included in revenue days. We use revenue days to show changes in net vessel revenues between periods.

Contract of affreightment. A contract of affreightment, or COA, relates to the carriage of specific quantities of cargo with multiple voyages over the same route and over a specific period of time which usually spans a number of years. A COA does not designate the specific vessels or voyage schedules that will transport the cargo, thereby providing both the charterer and shipowner greater operating flexibility than with voyage charters alone. The charterer has the flexibility to determine the individual voyage scheduling at a future date while the shipowner may use different vessels to perform these individual voyages. As a result, COAs are mostly entered into by large fleet operators, such as pools or shipowners with large fleets of the same vessel type. We pay the voyage expenses while the freight rate normally is agreed on a per cargo ton basis.

Commercial pools. To increase vessel utilization and revenues, we participate in commercial pools with other shipowners and operators of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. Pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market while providing a higher level of service offerings to customers.

Operating days. Operating days are the total number of available days in a period with respect to the owned vessels, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to our owned vessels, not our chartered-in vessels.

Non-GAAP Financial Measures

To supplement our financial information presented in accordance with U.S. GAAP, management uses certain “non-GAAP financial measures” as such term is defined in SEC Regulation G, to clarify and enhance understanding of past performance and prospects for the future. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with U.S. GAAP. For example, non-GAAP financial measures may exclude the impact of certain unique and/or non-operating items such as acquisitions, divestitures, restructuring charges, large write-offs or items outside of management’s control. Management believes that the non-GAAP financial measures described below provide investors and analysts useful insight into our financial position and operating performance.

Adjusted net loss with related per share amounts are non-GAAP financial measures that we believe are useful to assist investors in gaining an understanding of the trends and operating results for our core business. These measures should be viewed in addition to, and not in lieu of, results reported under U.S. GAAP.

Reconciliations of adjusted net loss and related per share amounts as determined in accordance with U.S. GAAP for the nine months ended September 30, 2017 and 2016 are provided below (dollars in thousands, except per share data).

	Nine Months Ended September 30,
	2017		2016
	Amount (unaudited)	Per share (unaudited)	Amount (unaudited)	Per share (unaudited)
Net loss	$(58,658)	$(0.82)	$(104,277)	$(2.05)
Adjustments:
Loss / write down on assets held for sale	17,701	0.25	12,433	0.24
Write down of deferred financing cost	470	0.01	2,456	0.05
Charterhire contract termination charge	—	—	10,000	0.2
Total adjustments	18,171	0.26	24,889	0.49

Adjusted net loss	$(40,487)	$(0.56)	$(79,388)	$(1.56)

Time Charter Equivalent (TCE) revenue is defined as voyage revenues less voyage expenses. Such TCE revenue, divided by the number of our available days during the period, or revenue days, is TCE per revenue day, which we believe is consistent with industry standards. TCE per revenue day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per-day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2016
Time charter equivalent revenue ($000’s):
Vessel revenue	$111,078	$51,556
Voyage expenses	(332)	76

Time charter equivalent revenue	$110,746	$51,632

Time charter equivalent revenue attributable to:
Kamsarmax	$46,715	$20,975
Ultramax	64,031	30,657

	$110,746	$51,632

Revenue days:
Kamsarmax	5,068	4,175
Ultramax	7,516	5,637

Combined	12,584	9,812

TCE per revenue day:
Kamsarmax	$9,218	$5,024
Ultramax	$8,519	$5,439
Combined	$8,801	$5,262

Executive Summary

Our results for the nine months ended September 30, 2017, reflect the improving market and the growth of our fleet. During the nine months ended September 30, 2017 vessel revenues increased by $59.5 million to $111.1 million as the combined rates of our Ultramax and Kamsarmax vessels increased by 67% from $5,262 per day to $8,801 per day, compared to the prior year period. During the nine months ended September 30, 2017, revenue days increased by 28%, compared to the prior year period, to 12,584, representing the growth in our fleet. We also have reduced our daily cash operating costs (consisting of vessel operating costs excluding takeover and other non-operating costs, as well as cash general and administrative and cash interest paid) from $8,435 per day in the third quarter of 2016 to $7,500 per day in the third quarter of 2017. Despite these improvements, we had a net loss of $58.7 million, or $0.82 loss per diluted share, which included a loss on assets held for sale of $17.7 million and a write off of deferred financing costs of $0.5 million. Excluding these items, our adjusted net loss was $40.5 million, or $0.56 loss per diluted share (see Non-GAAP Financial Measures).

Recent Developments

Vessel Delivery

During the nine months ended September 30, 2017, we took delivery of six newbuilding vessels. All of the vessels in our newbuilding program have successfully been delivered to us and all contracted amounts have been paid in full. We have no further obligations due to any shipyard. We also sold two vessels to enhance our liquidity position. As of September 30, 2017, we had 46 owned vessels in operation.

Vessels Acquisition

During the nine months ended September 30, 2017, we entered into an agreement with an unaffiliated third party to acquire six Ultramax dry bulk vessels for $142.5 million in the aggregate, which will be funded by cash on hand, as well as existing and new debt facilities. All of the Ultramax vessels were built in China, of which three were delivered from the shipyard in 2015, one was delivered in 2016, and two were delivered in 2017.

As of October 24, 2017, we paid a 10% deposit, which will be held in escrow until each vessel is delivered. The acquisition, including the delivery of the vessels and payment of the remaining $128.3 million, is expected to occur in December 2017.

Initiation of a Quarterly Dividend

In October 2017, our Board of Directors declared our first quarterly cash dividend of $0.02 per share, payable on or about December 15, 2017 to all shareholders as of November 15, 2017 (the record date).

$85.5 Million Credit Facility

We received a commitment for a credit facility of up to $85.5 million from Nordea Bank AB, New York Branch, and Skandinaviska Enskilda Banken AB (publ). The credit facility is expected to be used to finance up to 60% of the market value of the six Ultramax vessels that we recently agreed to acquire. The credit facility has a final maturity date of February 15, 2023 and bears interest at LIBOR plus a margin of 2.85% per annum. The terms and conditions are similar to those set forth in our existing credit facilities. The credit facility is subject to customary conditions precedent and the execution of definitive documentation.

$19.6 Million Japanese Lease Financing

In October 2017, we entered into a financing transaction in respect of one of our Kamsarmax vessels with unaffiliated third parties in Japan. The cost of the financing is equivalent to an expected fixed interest rate of 4.24% for 10 years. If converted to floating interest rates, based on the expected weighted average life of the transaction, the equivalent margin at current swap rates would be LIBOR plus 2.07%.

The transaction involves the sale and leaseback of the SBI Rumba, a 2015 Japanese built Kamsarmax dry bulk vessel, for consideration of approximately $19.6 million. As part of the transaction, we entered into a 9.5 year bareboat charter agreement with the buyers, and we have the option to extend for a further six months. The agreement also provides us with options to repurchase the vessel beginning on the fifth anniversary of the sale and until the end of the agreement. This transaction, which shall be treated as a financial lease for accounting purposes, increases our liquidity by approximately $6.0 million, net of commissions and after our repayment of the vessel’s existing loan.

Share Repurchase Program

In September 2017, the Board of Directors has authorized the repurchase of up to $50.0 million of our common stock in open market or privately negotiated transactions. The specific timing and amounts of the repurchases will be in the sole discretion of management and may vary based on market conditions and other factors, but we are not obligated under the terms of the program to repurchase any of our common stock. The authorization has no expiration date.

As of October 24, 2017, no shares have been repurchased under the authorization.

Agreement to Time Charter-In One Ultramax Vessel

In September 2017, Ocean Phoenix Tree, which we agreed to time charter-in during the second quarter of 2017, was delivered to us. The vessel was time chartered-in at approximately $10,125 per day for two years and can be extended for an additional year at approximately $10,885 per day at our option.

Reinstatement of Debt Amortization and Restoration of the Ability to Pay Dividends

During 2016, we entered into agreements with certain of our lenders to, among other things; defer future principal repayments under certain of our loan agreements. During 2017, we reached agreements with such lenders whereby principal repayments on our debt totaling $45.4 million that were previously deferred would be reinstated to their original form. Under these agreements in principal, we were required to make principal payments of approximately $7.3 million in the third quarter of 2017 and and are required to make quarterly principal payments ranging from $1.0 million to $4.5 million per quarter from the fourth quarter of 2017 through the fourth quarter of 2020.

All restrictions on the payment of dividends that were put in place as part of prior loan amendments have been removed from all of our credit facilities.

Financial Results for the Nine Months Ended September 30, 2017 Compared to the Nine Months Ended September 30, 2016

We had a GAAP net loss of $58.7 million, or $0.82 loss per diluted share for the nine months ended September 30, 2017 compared with a GAAP net loss of $104.3 million, or $2.05 loss per diluted share for the nine months ended September 30, 2016.

For the nine months ended September 30, 2017, our adjusted net loss was $40.5 million, or $0.56 adjusted loss per diluted share, which excludes the impact of a write down of assets held for sale of $17.7 million and a write off of deferred financing costs on the credit facility related to those specific vessels of $0.5 million. For the nine months ended September 30, 2016, our adjusted net loss was $79.4 million, or $1.56 adjusted loss per diluted share, which excludes a loss/write off of vessels and assets held for sale of $12.4 million, the write off of deferred financing costs on credit facilities that will no longer be used of $2.5 million and a charterhire contract termination fee of $10.0 million (see Non-GAAP Financial Measures).

TCE revenue was $110.7 million in the first nine months of 2017 and is associated with a day weighted average of 47 vessels owned and one vessel time chartered-in compared to $51.6 million during the prior year period, which was associated with a day weighted average of 34 vessels owned and four vessels time chartered-in. TCE revenue per day was $8,801 and $5,262 for the first nine months of 2017 and 2016, respectively. TCE revenue increased significantly versus the prior year due to the increase in rates, increased demand across all bulk sectors, regions and commodities, as well as a reduction in tonnage supply, combined with the increase in revenue days associated with the growth of our fleet. Please see Non-GAAP Financial Measures.

Vessel operating costs were $63.9 million and included approximately $1.3 million of takeover costs associated with new deliveries, and $1.2 million of non-operating expenses and related to 47 vessels owned, on average, during the first nine months of 2017. Vessel operating costs for the prior year period were $49.8 million and related to 34 vessels owned, on average. Daily operating costs, excluding take over and other non-operating costs, were $4,947 in the first nine months of 2017.

Charterhire expense decreased to $4.4 million for the first nine months of 2017 from $14.8 million in the prior year period, reflecting the reduction in the number of vessels time chartered-in from four vessels to one vessel, on a day weighted average. Included in the prior year figures is a charterhire contract termination fee of $10.0 million incurred to terminate four time charter-in agreements. The time chartered-in vessel existing at the start of the third quarter of 2017 was redelivered in August 2017. An additional time charter-in at $10,125 per day commenced at the end of September 2017.

Depreciation increased to $35.7 million in the first nine months of 2017 from $26.0 million in the prior year period, reflecting the increase in our weighted average vessels owned to 47 from 34.

General and administrative expense decreased to $22.5 million from $25.3 million in the prior year period due primarily to decreases in restricted stock amortization, due to the run off of awards granted at a higher fair value, offset by an increase in administrative fees reflecting the growth of our fleet.

During the first nine months of 2017, we recorded a write down on assets held for sale of $17.1 million related to the sale of two Kamsarmax vessels to an unaffiliated third party and also recorded a $0.6 million adjustment related to vessels sold in the prior year. During the first nine months of 2016, we recorded a write down of vessels and assets held for sale of $12.4 million of which $11.6 million related to the cancellation of a shipbuilding contract for a Kamsarmax bulk carrier and $0.8 million in additional expenses related to vessels held for sale at December 31, 2015.

During the first nine months of 2017 and 2016, we wrote off $0.5 million and $2.5 million, respectively, of deferred financing costs accumulated on credit facilities for which the related vessels were sold or the commitments were otherwise reduced.

Critical Accounting Estimates

There has been no significant change to our critical accounting estimates, which are more fully described in “Item 5, Operating and Financial Review and Prospects,” in our Annual Report.

Liquidity and Capital Resources

During the nine months ended September 30, 2017, we took delivery of the remaining six newbuilding vessels in our Newbuilding Program and have no further obligations due to any shipyard. As of September 30, 2017, our operating fleet consisted of 47 drybulk vessels, including 46 vessels that we own (18 Kamsarmax vessels and 28 Ultramax vessels) and one vessel that we charter-in.

During the nine months ended September 30, 2017, we entered into an agreement with an unaffiliated third party to acquire six Ultramax dry bulk vessels for $142.5 million in the aggregate, which will be funded by cash on hand, as well as existing and new debt facilities. All of the Ultramax vessels were built in China, of which three were delivered from the shipyard in 2015, one was delivered in 2016, and two were delivered in 2017. As of October 24, 2017, we paid a 10% deposit, which will be held in escrow until each vessel is delivered to us. The acquisition, including the delivery of the vessels and payment of the remaining $128.3 million is expected to occur in December 2017.

A tabular summary of our contracts for the construction of vessels under our Newbuilding Program is as follows for the periods indicated:

	Kamsarmax	Ultramax	Total
Vessels under construction as of December 31, 2015	11	13	24
Delivered from shipyards in 2016	(6)	(11)	(17)
Cancellation of shipbuilding contract	(1)	—	(1)

Vessels under construction as of December 31, 2016	4	2	6
Delivered from shipyards in 2017	(4)	(2)	(6)

Vessels under construction as of September 30, 2017	—	—	—

During the nine months ended September 30, 2017, we made total yard payments and paid other construction costs in the amount of $23.3 million.

Equity Issuances

During the nine months ended September 30, 2017, we issued a total of 12,946 common shares, with a fair value of $0.1 million, to SSH pursuant to the Amended Administrative Services Agreement relating to the six newbuilding vessels delivered to us.

Cash Flow

Operating Activities

The table below summarizes the effect of the major components of our operating cash flow.

	Nine Months Ended September 30,
	2017	2016
Net loss	(58,658)	(104,277)
Non-cash items included in net loss	67,278	57,232
Related party balances	(3,889)	1,985
Effect of changes in other working capital and operating assets and liabilities	1,372	(5,046)

Net cash provided by (used in) operating activities	6,103	(50,106)

The cash flow provided by operating activities for the nine months ended September 30, 2017, reflects the increase in rates earned in the period. Our non-cash items include vessel depreciation, amortization of restricted stock and deferred financing costs, as well as a loss on assets held for sale.

Investing Activities

Net cash provided by investing activities of $21.1 million reflects the $44.3 million generated by the sale of two Kamsarmax vessels offset by the $23.3 million investment we made in our fleet, comprised primarily of installment payments made to shipyards.

Financing Activities

Net cash used in financing activities of $66.5 million reflects the $118.1 million in debt repayments made, which include the repayment in full of the $39.6 Million Credit Facility and $80.0 million repaid on the revolver under the $409 Million Credit Facility, offset in part by $51.6 million in proceeds we received from our debt borrowings.

We received a commitment for a credit facility of up to $85.5 million from Nordea Bank AB, New York Branch, and Skandinaviska Enskilda Banken AB (publ) (“$85.5 Million Credit Facility”). The credit facility is expected to be used to finance up to 60% of the market value of the six Ultramax vessels that the Company has recently agreed to acquire. The credit facility has a final maturity date of February 15, 2023 and bears interest at LIBOR plus a margin of 2.85% per annum. The terms and conditions are similar to those set forth in our existing credit facilities. The credit facility is subject to customary conditions precedent and the execution of definitive documentation.

In October 2017, we entered into a financing transaction in respect of one of our Kamsarmax vessels with unaffiliated third parties in Japan (“$19.6 Million Japanese Lease Financing”). The cost of the financing is equivalent to an expected fixed interest rate of 4.24% for 10 years. If converted to floating interest rates, based on the expected weighted average life of the transaction, the equivalent margin at current swap rates would be LIBOR plus 2.07%.

The transaction involves the sale and leaseback of the SBI Rumba, a 2015 Japanese built Kamsarmax dry bulk vessel, for consideration of approximately $19.6 million. As part of the transaction, we entered into a 9.5 year bareboat charter agreement with the buyers, and we have the option to extend for a further six months. The agreement also provides us with options to repurchase the vessel beginning on the fifth anniversary of the sale and until the end of the agreement. This transaction, which shall be treated as a financial lease for accounting purposes, increases our liquidity by approximately $6.0 million, net of commissions and after repayment of the vessel’s existing loan.

In December of 2016, our Board of Directors authorized the repurchase of up to $20.0 million of our outstanding 7.5% Senior Notes due in 2019, or Senior Notes, in open market or privately negotiated transactions. The specific timing and amounts of the repurchases will be in the sole discretion of management and may vary based on market conditions and other factors, but we are not obligation under the terms of the program to repurchase any of our Senior Notes. This authorization has no expiration date. As of September 30, 2017, no Senior Notes have been repurchased.

In September of 2017, our Board of Directors authorized the repurchase of up to $50.0 million of the Company’s common stock in open market or privately negotiated transactions. The specific timing and amounts of the repurchases will be in the sole discretion of management and may vary based on market conditions and other factors, but we are not obligated under the terms of the program to repurchase any of our common stock. The authorization has no expiration date. To date no common shares have been repurchased.

In October 2017, our Board of Directors declared our first quarterly cash dividend of $0.02 per share, payable on or about December 15, 2017 to all shareholders as of November 15, 2017 (the record date).

Credit Facilities and Unsecured Notes

Secured Credit Facilities

$39.6 Million Senior Secured Credit Facility

On June 27, 2014, we entered into a $39.6 million senior secured credit facility with NIBC Bank N.V. to finance a portion of the market value of two of the vessels then in our Newbuilding Program which secure this facility. This facility bears interest at LIBOR plus a margin of 2.925%. The term of this facility was originally five years, expiring in June 2019, which was subsequently extended to September 2020 should we meet certain conditions. This facility is secured by, among other things, a first priority mortgage on two Kamsarmax vessels and guaranteed by each of the collateral vessel owning subsidiaries.

During 2017, we sold the two Kamsarmax vessels collateralizing this facility and repaid this loan in full.

$330.0 Million Senior Secured Credit Facility

On July 29, 2014, we entered into a $330.0 million senior secured credit facility with Credit Agricole Corporate and Investment Bank and Deutsche Bank AG London to finance a portion of the purchase price of 22 of the vessels then in our Newbuilding Program, which was subsequently reduced by $15.0 million due to our sale of one of the vessels that was to collateralize this facility. This facility bears interest at LIBOR plus a margin of 2.925% and has a term of seven years. This facility is secured by, among other things, a first preferred cross-collateralized mortgage on each of 21 of our vessels (consisting of 15 Ultramax drybulk carriers and six Kamsarmax drybulk carriers) and guaranteed by each of the collateral vessel owning subsidiaries.

As of September 30, 2017, we drew down $294.2 million relating to 15 Ultramax vessels and six Kamsarmax vessels. As of September 30, 2017, the outstanding balance on this facility was approximately $254.0 million.

$67.5 Million Senior Secured Credit Facility

On July 30, 2014, we entered into a $67.5 million credit facility with a leading European financial institution. The proceeds of this facility have been used to fund a portion of the purchase price of four of the vessels then in our Newbuilding Program which secure this facility. This facility has a seven year term from the date of delivery of each such vessel securing the loan, with customary financial and restrictive covenants. This facility bears interest at LIBOR plus a margin of 2.95%. The $67.5 Million Senior Secured Credit Facility is secured by, among other things, a first priority mortgage on four vessels (two Ultramax and two Kamsarmax vessels), and a parent company guarantee. As of September 30, 2017, we borrowed $53.8 million associated with drawdowns on the two Kamsarmax vessels and two Ultramax vessels that were delivered. As of September 30, 2017, the outstanding balance on this facility was approximately $40.5 million.

$409.0 Million Senior Secured Credit Facility

On December 30, 2014, we entered into a $409.0 million senior secured credit facility with Nordea Bank Finland PLC, New York Branch, and Skandinaviska Enskilda Banken AB (publ) to partially finance a portion of our acquisition of 20 of the vessels then in our Newbuilding Program (six Ultramax, nine Kamsarmax, and five Capesize vessels). This credit facility was subsequently (i) reduced by $136.0 million due to the sale of five Capesize vessels and the addition of one Ultramax vessel to the security package under the facility, (ii) reduced by an additional $14.6 million due to the cancellation of a shipbuilding contract for a Kamsarmax bulk carrier that would serve as partial security under the facility, and (iii) reduced by approximately $22.5 million excess due to the drop in vessel values. As amended, this credit facility was used to finance a portion of the purchase price of 15 vessels (seven Ultramax and eight Kamsarmax vessels). We drew down $13.2 million in 2017 for a total of $220.8 million on 16 vessels as of September 30, 2017. As of September 30, 2017, the outstanding balance on this facility was approximately $96.5 million. This facility bears interest at LIBOR plus a margin of 3.00% and has a term of six years. This facility is secured by, among other things, a first preferred mortgage on each of the 15 vessels.

In August of 2017, we repaid $80.1 million of the revolving line of credit available under the $409 Million Senior Secured Credit Facility and we currently have $79.0 million available to us under the revolver.

$42.0 Million Senior Secured Credit Facility

On January 30, 2015, we entered into a senior secured credit facility for up to $42.0 million with a leading European financial institution to finance a portion of the purchase price of two Kamsarmax vessels then in our Newbuilding Program which were delivered to us, and subsequently upsized by $10.8 million to finance a portion of the purchase price of one Ultramax vessel. Each tranche for the Kamsarmax vessels has a final maturity of six years from the drawdown date of the respective vessel, and the tranche for the Ultramax vessel matures on September 21, 2021. This facility bears interest at LIBOR plus a margin of 2.97%. This facility is secured by, among other things, a first preferred mortgage on the three vessels and guaranteed by each of the collateral vessel owning subsidiaries. As of September 30, 2017, the outstanding balance on this facility was approximately $36.0 million.

We plan to repay approximately $13.2 million of the $42.0 Million Credit Facility upon the completion of the $19.6 Million Japanese Lease Financing transaction during the fourth quarter of 2017.

$12.5 Million Senior Secured Credit Facility

On December 22, 2015, we entered into a senior secured credit facility for up to $12.5 million, which was used to finance a portion of the purchase price of one Ultramax vessel then in our Newbuilding Program which was delivered to us. The facility has a maturity date of December 22, 2020. This facility bears interest at LIBOR plus a margin of 3.00%. This facility is secured by, among other things, a first preferred mortgage on the Ultramax vessel and guaranteed by the collateral vessel owning subsidiary. As of September 30, 2017, the outstanding balance on this facility was approximately $10.4 million.

$27.3 Million Senior Secured Credit Facility

On December 22, 2015, we entered into a senior secured credit facility for up to $27.3 million, which was used to finance a portion of the purchase price of two Ultramax vessels then in our Newbuilding Program. Each tranche has a maturity of five years from the drawdown date. This facility bears interest at LIBOR plus a margin of 2.95%. This facility is secured by, among other things, a first preferred mortgage on the two Ultramax vessels and guaranteed by each of the collateral vessel owning subsidiaries. As of September 30, 2017, the outstanding balance on this facility was approximately $18.6 million.

Security

Our secured credit facilities are secured by, among other things: a first priority mortgage over the relevant collateralized vessels; a first priority assignment of earnings and insurances from the mortgaged vessels for the specific facility; a pledge of the earnings account of the mortgaged vessels for the specific facility; and a pledge of the equity interests of each vessel owning subsidiary under the specific facility.

Loan Covenants

Certain of our credit facilities discussed above, have, among other things, the following financial covenants, as amended or waived, the most stringent of which require us to maintain:

•	The ratio of net debt to total capitalization shall be no greater than 0.60 to 1.00.

•	Consolidated tangible net worth (adjusted for a minimum amount of $100.0 million in historical non-operating costs and to exclude certain future non-operating items) including impairments, no less than $500.0 million plus (i) 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after December 31, 2013 and (ii) 50% of the value of any new equity issues occurring on or after December 31, 2013

•	The ratio of EBITDA to net interest expense calculated on a year-to-date basis of greater than 1.00 to 1.00 for the quarters ending March 31, 2019 and June 30, 2019, 2.50 to 1.00 for the quarter ending September 30, 2019, calculated on a year-to-date basis and 2.50 to 1.00 for each quarter thereafter, calculated on a trailing four quarter basis.

•	Minimum liquidity of not less than the greater of $25.0 million or $0.7 million per owned vessel.

•	Minimum fair value of the collateral for each credit facility, such that the aggregate fair value of the vessels collateralizing the credit facility be 140%, except in the case of our $67.5 Million Credit Facility, for which it is 115% of the aggregate principal amount outstanding under such credit facility, or, if we do not meet these thresholds to prepay a portion of the loan or provide additional security to eliminate the shortfall.

Our credit facilities discussed above have, among other things, the following restrictive covenants which may restrict our ability to, among other things:

•	incur additional indebtedness;

•	sell the collateral vessel, if applicable;

•	make additional investments or acquisitions; and

•	effect a change of control of us.

A violation of any of the financial covenants contained in our credit facilities described above may constitute an event of default under all of our credit facilities, which, unless cured within the grace period set forth under the credit facility, if applicable, or waived or modified by our lenders, provides our lenders with the right to, among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness and foreclose their liens on our vessels and the other assets securing the credit facilities, which would impair our ability to continue to conduct our business.

Furthermore, our credit facilities contain a cross-default provision that may be triggered by a default under one of our other credit facilities. A cross-default provision means that a default on one loan would result in a default on certain of our other loans. Because of the presence of cross-default provisions in certain of our credit facilities, the refusal of any one lender under our credit facilities to grant or extend a waiver could result in certain of our indebtedness being accelerated, even if our other lenders under our credit facilities have waived covenant defaults under the respective credit facilities. If our secured indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels and other assets securing our credit facilities if our lenders foreclose their liens, which would adversely affect our ability to conduct our business.

Moreover, in connection with any waivers of or amendments to our credit facilities that we have obtained, or may obtain in the future, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

As of September 30, 2017, we were in compliance with all of the financial covenants contained in our credit facilities.

Please see Note 10, Debt, to our consolidated financial statements for additional information about these credit facilities.

Senior Notes due 2019

On September 22, 2014, we issued $65.0 million aggregate principal amount of our 7.50% senior unsecured notes due 2019, or our Senior Notes, in a registered public offering. The Senior Notes will mature on September 15, 2019, and may be redeemed in whole or in part at any time, or from time to time, after September 15, 2016. Interest on the Senior Notes is payable quarterly on each of March 15, June 15, September 15 and December 15, commencing on December 15, 2014. We used the net proceeds we received to fund installment payments due under our Newbuilding Program. On October 16, 2014, we issued an additional $8.625 million aggregate principal amount of our Senior Notes, pursuant to the underwriters’ option to purchase additional Senior Notes. Our 7.50% senior unsecured notes due 2019 commenced trading on the NYSE on September 29, 2014 under the symbol “SLTB.”

The indenture governing our Senior Notes contains certain covenants, including:

(a) Limitation on Borrowings. We are prohibited from letting net borrowings equal or exceed 70% of our total assets, which are calculated as all of our assets of the types presented on our consolidated balance sheet.

(b) Limitation on Minimum Tangible Net Worth. The Company shall ensure that net worth always exceeds $500 million.

(c) Reports. Following any cross default, the Company shall promptly notify the holders of our Senior Notes of the occurrence of such cross default.

(d) Limitation on Asset Sales. We shall not, and shall not permit any subsidiary to, in the ordinary course of business or otherwise, sell, lease, convey, transfer or otherwise dispose of any of our or any such subsidiary’s assets (including capital stock and warrants, options or other rights to acquire capital stock) other than pursuant to a Permitted Asset Sale or a Limited Permitted Asset Sale (as such terms are defined in the indenture governing our Senior Notes and described below), unless (A) the Company receives, or the relevant subsidiary receives, consideration at the time of such asset sale at least equal to the fair market value (including as to the value of all non-cash consideration), as determined in good faith by the board of directors of the Company, of the assets subject to such asset sale, and (B) within 365 days after the receipt of any net proceeds from an asset sale, the Company or the relevant subsidiary, as the case may be, shall apply all such net proceeds to certain permitted purposes, including the repayment of secured indebtedness, capital expenditures, repayment of unsecured indebtedness, acquire all or substantially all of the assets or, or the capital stock of, a person primarily engaged in a permitted business; provided, that in the case of the acquisition of capital stock of any person, such person is or becomes a subsidiary of the Company.

For purposes of this covenant: a Permitted Asset Sale includes certain specified asset sales, certain vessel losses not to exceed 10% of the consolidated aggregate market value of the Company’s assets and any transaction or series of transactions involving assets disposed of for fair market value and having an aggregate market value in any one fiscal year of up to 25% of the consolidated aggregate market value of the Company’s assets; and a Limited Permitted Asset Sale includes any transaction or series of transactions during a single fiscal year, the net proceeds of which are not otherwise applied pursuant to the requirements set forth in this clause (d), that results in net proceeds in excess of 25% of the consolidated aggregate market value of the Company’s assets.

As of September 30, 2017, we were in compliance with the financial covenants of our Senior Notes.

If a Limited Permitted Asset Sale occurs, the Company must make an offer to purchase our Notes having a principal amount equal to the excess proceeds of such Limited Permitted Asset Sale at a purchase price of 101% of the principal amount of our Senior Notes to be purchased, plus accrued and unpaid interest.

In addition, if a Change of Control (as defined in the indenture for the Senior Notes) occurs, holders of our Senior Notes have the right, at their option, to require us to purchase any or all of such holders’ Senior Notes at a purchase price of 101% of the principal amount of our Senior Notes to be purchased, plus accrued and unpaid interest.

In addition, if an event of default or an event or circumstance which, with the giving of any notice or the lapse of time, would constitute an event of default under our Senior Notes has occurred and is continuing, or we are not in compliance with the covenant described under Limitation on Borrowings or Limitation on Minimum Net Worth described above, then none of the Company or any subsidiary will be permitted to declare or pay any dividends or return any capital to its equity holders (other than the Company or a wholly-owned subsidiary of the Company) or authorize or make any other distribution, payment or delivery of property or cash to its equity holders (other than the Company or a wholly-owned subsidiary of the Company), or redeem, retire, purchase or otherwise acquire, directly or indirectly, for value, any interest of any class or series of its equity interests (or acquire any rights, options or warrants relating thereto but not including convertible debt) now or hereafter outstanding and held by persons other than the Company or any wholly-owned subsidiary, or repay any subordinated loans to equity holders (other than the Company or a wholly-owned subsidiary of the Company) or set aside any funds for any of the foregoing purposes.

In December 2016, our Board of Directors authorized the repurchase of up to $20.0 million of the outstanding Senior Notes in open market or privately negotiated transactions. The specific timing and amounts of the repurchases will be in the sole discretion of management and may vary based on market conditions and other factors, but we are not obligated under the terms of the program to repurchase any of our Senior Notes. This authorization has no expiration date. As of September 30, 2017, no Senior Notes have been repurchased.

Critical Accounting Policies

There have been no material changes to our significant accounting policies since December 31, 2016 other than those reflected in our unaudited interim condensed consolidated financial statements for the nine month period ended September 30, 2017 included elsewhere herein. For a description of our critical accounting policies and all of our significant accounting policies, see Note 1 to our audited financial statements and “Item 5—Operating and Financial Review and Prospects,” included in our Annual Report.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

As of September 30, 2017, our contractual obligations and commitments consisted principally of future minimum payments under non-cancelable time chartered-in agreements and future minimum purchases under non-cancelable purchase agreements. Other than the following, there have been no significant changes to such arrangements and obligations since December 31, 2016.

Reinstatement of Debt Amortization

During 2016, we entered into agreements with certain of our lenders to, among other things; defer future principal repayments under certain of our loan agreements. In July 2017, we reached agreements in principal with such lenders whereby principal repayments on our debt totaling $45.4 million that were previously deferred would be reinstated to their original form. Under these agreements in principal, were required to make principal payments of approximately $7.3 million in the third quarter of 2017 and will be required to make quarterly principal payments ranging from $1.0 million to $4.5 million per quarter from the fourth quarter of 2017 through the fourth quarter of 2020.

Capital Commitments

All financial obligations related to our Newbuilding Program have been satisfied. We no longer have any obligations to any shipyard.

During the third quarter of 2017, we entered into an agreement with an unaffiliated third party to acquire six Chinese built Ultramax dry bulk vessels for $142.5 million in the aggregate. Three of the vessels were built in 2015, one was built in 2016, and two were built in 2017. The acquisition, including the delivery of such vessels and the payment of the purchase price in full is expected to occur during the fourth quarter of 2017.

Time Chartered-in Vessels

As of September 30, 2017, we time charter-in one vessel, which was entered into and operated out of the spot market-oriented commercial pool managed by our commercial manager. The terms of this contract are summarized as follows:

Vessel Type	Year Built	DWT	Where Built	Daily Base Rate	Earliest Expiry
Ultramax	2017	62,100	Japan	$10,125	30-Sep-19

Aggregate TC DWT		62,100

Future minimum obligations under non-cancelable time charter-in agreements are $7.4 million.

New accounting pronouncements to be adopted in future periods

In May 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2017-09, “Compensation — Stock Compensation (Topic 718): Scope of Modification Accounting”, which clarifies when changes to the terms or conditions of a share-based payment must be accounted for as modifications. Under the new guidance, an entity will not apply modification accounting to a share-based payment award if all of the following are the same immediately before and after the change: (i) the award’s fair value, (ii) the award’s vesting conditions, and (iii) the award’s classification as an equity or liability instrument. The new guidance does not change the accounting for modifications. The guidance is effective for annual periods, and interim periods within those annual periods, beginning after 15 December 2017 for all entities. Early adoption is permitted, including adoption in any interim period for which financial statements have not yet been issued or made available for issuance. The Company does not expect ASU 2017-09 to have a significant impact on its Condensed Consolidated Financial Statements or financial disclosures.

In November 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-18, “Restricted Cash”. When cash, cash equivalents, restricted cash and restricted cash equivalents are presented in more than one line item on the balance sheet, the new guidance requires a reconciliation of the totals in the statement of cash flows to the related captions in the balance sheet. This reconciliation can be presented either on the face of the statement of cash flows or in the notes to the financial statements. The guidance is effective for fiscal years beginning after 15 December 2017, and interim periods within those years. Early adoption in an interim period is permitted, but any adjustments must be reflected as of the beginning of the fiscal year that includes that interim period. The Company does not expect ASU 2016-018 to have a significant impact on its Consolidated Statement of Cash Flows.

In August 2016, the FASB issued ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments”, which addresses classification issues related to the statement of cash flows. Classification issues relate to (i) debt repayment of debt extinguishment costs, (ii) settlement of zero-coupon bonds, (iii) contingent consideration payments made after a business combination, (iv) proceeds from the settlement of insurance claims, (v) proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies, (vi) distributions received from equity method investees, (vii) beneficial interests in securitization transactions, and (viii) separately identifiable cash flows and application of the predominance principle. The guidance is effective for annual and interim periods in fiscal years beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the ASU in an interim period, adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. Entities should apply this ASU using a retrospective transition method to each period presented. If it is impracticable for an entity to apply the ASU retrospectively for some of the issues, it may apply the amendments for those issues prospectively as of the earliest date practicable. The Company does not expect ASU 2016-15 to have a significant impact on its Consolidated Statement of Cash Flows.

In February 2016 the FASB issued ASU 2016-02, “Leases”, which is intended to improve financial reporting about leasing transactions. The ASU affects all companies that lease assets. The ASU will require organizations that lease assets, or lessees, to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with terms of more than twelve months. The accounting by organizations that own the assets leased by the lessee, the lessor, will remain largely unchanged from current U.S. GAAP. The ASU will also require additional quantitative and qualitative disclosures to help financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. The ASU is effective for fiscal years and interim periods beginning after December 15, 2018 although early adoption is permitted. The ASU requires reporting organizations to take a modified retrospective transition approach. The Company is currently in the process of evaluating the impact of adoption of the ASU on its consolidated financial statements but could experience a gross up of assets and liabilities should the Company time charter-in a significant number of vessels.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers”, which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. This update defines a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. ASU 2014-09 was originally going to be effective January 1, 2017; however, the FASB recently issued ASU 2015-14, which deferred the effective date of ASU 2014-09 by one year to January 1, 2018. The adoption of this standard is not expected to have a material impact on the revenue recognized for our vessels that operate in pools or on time charter. These arrangements qualify as single performance obligations that meet the criteria to recognize revenue ‘over time’ as the customer (i.e. the pool or the charterer) is simultaneously receiving and consuming the benefits of the vessel. This method of revenue recognition is identical to our current accounting policy for these types of employment arrangements. For vessels operating in the spot market, we also expect to recognize revenue over time however, the time period over which revenue is recognized is still being determined.

Scorpio Bulkers Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands, except share amounts)

	September 30,	December 31,
	2017	2016
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$62,395	$101,734
Due from related parties	7,318	4,240
Prepaid expenses and other current assets	7,656	9,506

Total current assets	77,369	115,480

Non-current assets
Vessels, net	1,340,307	1,234,081
Vessels under construction	—	180,000
Deferred financing cost, net	3,320	3,307
Other assets	474	3,050
Due from related parties	12,719	11,239

Total non-current assets	1,356,820	1,431,677

Total assets	$1,434,189	$1,547,157

Liabilities and shareholders’ equity
Current liabilities
Bank loans	$24,577	$13,480
Accounts payable and accrued expenses	10,435	10,033
Due to related parties	226	1,037

Total current liabilities	35,238	24,550

Non-current liabilities
Bank loans, net	417,901	493,793
Senior Notes	72,593	72,199

Total non-current liabilities	490,494	565,992

Total liabilities	525,732	590,542

Commitment and contingencies (Note 7)
Shareholders’ equity
Preferred stock, $0.01 par value; 50,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $0.01 par value per share; authorized 112,500,000 shares; issued and outstanding 75,459,344 and 75,298,676 shares as of September 30, 2017 and December 31, 2016, respectively	753	753
Paid-in capital	1,724,858	1,714,358
Accumulated deficit	(817,154)	(758,496)

Total shareholders’ equity	908,457	956,615

Total liabilities and shareholders’ equity	$1,434,189	$1,547,157

See notes to the unaudited condensed consolidated financial statements.

Scorpio Bulkers Inc. and Subsidiaries

Unaudited Condensed Consolidated Statement of Operations (unaudited)

(Amounts in thousands, except per share amounts)

	Nine Months Ended September 30,
	2017	2016
Revenue:
Vessel revenue-related party pools	111,078	51,556

Total vessel revenue	111,078	51,556

Operating expenses:
Voyage expenses	185	(326)
Voyage expenses-related party	147	250
Vessel operating costs	56,870	44,646
Vessel operating costs-related party	6,993	5,149
Charterhire expense	4,445	14,787
Charterhire contract termination charge	—	10,000
Vessel depreciation	35,670	25,977
General and administrative expenses	17,523	21,455
General and administrative expenses-related party	5,007	3,823
Loss / write down on assets held for sale	17,354	11,433
Loss / write down on assets held for sale-related party	347	1,000

Total operating expenses	144,541	138,194

Operating loss	(33,463)	(86,638)

Other income (expense):
Interest income	903	632
Foreign exchange loss	(277)	(166)
Financial expense, net	(25,821)	(18,105)

Total other loss	(25,195)	(17,639)

Net loss	$(58,658)	$(104,277)

Weighted-average shares outstanding:
Basic	71,826	50,971
Diluted	71,826	50,971
Loss per common share:
Basic	$(0.82)	$(2.05)

Diluted	$(0.82)	$(2.05)

See notes to the unaudited condensed consolidated financial statements.

Scorpio Bulkers Inc. and Subsidiaries

Unaudited Condensed Consolidated Statement of Changes in Shareholders’ Equity (unaudited)

(Dollars in thousands)

	Number of shares outstanding	Common stock	Paid-in capital	Accumulated deficit	Total
Balance as of January 1, 2016	28,686,561	$287	$1,567,905	$(633,662)	$934,530
Net loss				$(104,277)	(104,277)
Net proceeds from common stock offering:
Public offering	44,000,000	440	127,672		128,112
Common stock issued to SSH	45,145	—	170		170
Issuance of restricted stock, net of forfeitures	2,571,213	26	(26)		—
Restricted stock amortization		—	14,179		14,179

Balance as of September 30, 2016	75,302,919	$753	$1,709,900	$(737,939)	$972,714

Balance as of January 1, 2017	75,298,676	$753	$1,714,358	$(758,496)	$956,615
Net loss				(58,658)	(58,658)
Net proceeds from common stock offering:
Common stock issued to SSH	12,946	—	82		82
Issuance of restricted stock, net of forfeitures	147,722	—	—		—
Restricted stock amortization		—	10,418		10,418

Balance as of September 30, 2017	75,459,344	$753	$1,724,858	$(817,154)	$908,457

See notes to the unaudited condensed consolidated financial statements.

Scorpio Bulkers Inc. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows (unaudited)

(In thousands)

	For the nine months ended September 30,
	2017	2016
Operating activities
Net loss	$(58,658)	$(104,277)
Adjustment to reconcile net loss to net cash used by operating activities:
Restricted stock amortization	10,418	14,178
Vessel depreciation	35,670	25,977
Amortization of deferred financing costs	4,249	2,741
Write off of deferred financing costs	470	3,781
Loss / write down on assets held for sale	16,471	10,555
Changes in operating assets and liabilities:
Increase in prepaid expenses and other current assets	312	481
Increase (decrease) in accounts payable accrued expenses	1,060	(5,527)
(Decrease) increase in related party balances	(3,889)	1,985

Net cash used in operating activities	6,103	(50,106)

Investing activities
Proceeds from sale of assets held for sale	44,340	271,376
Payments on assets classified as held for sale	—	(98,445)
Payments for vessels and vessels under construction	(23,285)	(301,933)

Net cash provided by (used in) investing activities	21,055	(129,002)

Financing activities
Proceeds from issuance of common stock	—	128,112
Proceeds from issuance of debt	51,600	208,843
Repayments of long term debt	(118,097)	(156,470)
Debt issue cost paid	—	(788)

Net cash (used in) provided by financing activities	(66,497)	179,697

(Decrease) increase in cash and cash equivalents	(39,339)	589
Cash at cash equivalents, beginning of period	101,734	200,300

Cash and cash equivalents, end of period	$62,395	$200,889

Supplemental cash flow information:
Interest paid	$21,164	$16,315
Non-cash investing and financing activities
Deferred financing cost payable	—	45
Issuance of common stock	—	450
Interest capitalized	361	5,637

See notes to the unaudited condensed consolidated financial statements.

SCORPIO BULKERS INC. AND SUBSIDIARIES

Unaudited Notes to Condensed Consolidated Financial Statements

1.	Organization and Basis of Presentation

Company

Scorpio Bulkers Inc. and its subsidiaries (together “we”, “us”, “our” or the “Company”) is an international shipping company that owns and operates the latest generation newbuilding drybulk carriers with fuel-efficient specifications and carrying capacities of greater than 30,000 dwt in the international shipping markets. Scorpio Bulkers Inc. was incorporated in the Republic of the Marshall Islands on March 20, 2013.

The Company’s vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains, and fertilizers, along worldwide shipping routes, and are, or are expected to be, employed primarily in the spot market or in spot market-oriented pools of similarly sized vessels. As of September 30, 2017, the Company owned 46 vessels consisting 18 Kamsarmax vessels and 28 Ultramax vessels.

The Company is organized by vessel type into two operating segments (see Note 14, Segments, to the condensed consolidated financial statements):

•	Kamsarmax—includes vessels ranging from approximately 82,000 DWT to 84,000 DWT

•	Ultramax—includes vessels ranging from approximately 60,200 DWT to 64,000 DWT

Our vessels are commercially managed by Scorpio Commercial Management S.A.M., or SCM, an entity controlled by the Lolli-Ghetti family of which, Emanuele Lauro, our Chairman and Chief Executive Officer, and Filippo Lauro, our Vice President, are members. SCM’s commercial management services include securing employment, in pools, in the spot market and on time charters. SCM also manages the Scorpio Group Pools in which our vessels are employed.

Our vessels are technically managed by Scorpio Ship Management S.A.M., or SSM, an entity controlled by the Lolli-Ghetti family. SSM facilitates vessel support such as crew, provisions, deck and engine stores, insurance, maintenance and repairs, and other services as necessary to operate the vessels such as drydocks and vetting/inspection under a technical management agreement.

We have also entered into an administrative services agreement, as amended from time to time (“Administrative Services Agreement”), with Scorpio Services Holding Limited, or SSH, an entity controlled by the Lolli-Ghetti family. The administrative services provided under this agreement primarily include provision of administrative staff, office space and accounting, legal compliance, financial and information technology services. We also reimburse SSH for any reasonable direct or indirect expenses that they incur in providing us with the administrative services described above.

Basis of accounting

The condensed consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All material intercompany accounts and transactions have been eliminated in consolidation. In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments necessary for a fair statements of financial position as of September 30, 2017 and its result of operations for the nine months ended September 30, 2017 and 2016, and cash flows for the nine months ended September 30, 2017 and 2016. The condensed consolidated balance sheet as of December 31, 2016 was derived from audited financial statements but does not contain all the footnotes disclosures from the annual financial statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reporting amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted in accordance with Securities and Exchange Commission (“SEC”) rules and regulations; however, management believes that the disclosures herein are adequate to make the information presented not misleading. This report should be read in conjunction with the audited financial statements and the notes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016.

SCORPIO BULKERS INC. AND SUBSIDIARIES

Unaudited Notes to Condensed Consolidated Financial Statements

Going concern

The Company’s revenue is primarily derived from pool revenue. The bulker shipping industry is volatile and has been experiencing a sustained cyclical downturn. If the downturn continues, this could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

The fair market values of the Company’s vessels also experience high volatility. The fair market value of the vessels may increase or decrease depending on a number of factors including, but not limited to, the prevailing level of charter rates and day rates, general economic and market conditions affecting the international shipping industry, types, sizes and ages of vessels, supply and demand for vessels, availability of or developments in other modes of transportation, competition from other shipping companies, cost of newbuildings, governmental or other regulations and technological advances. In addition, as vessels grow older, they generally decline in value. If the fair market value of vessels declines, the Company may not be in compliance with certain provisions of its credit facilities and it may not be able to refinance its debt. The prepayment of certain credit facilities may be necessary for the Company to maintain compliance with certain covenants in the event that the value of its vessels falls below a certain level. Additionally, if the Company sells one or more of its vessels at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying value on its consolidated financial statements, resulting in a loss on sale or an impairment loss being recognized, ultimately leading to a reduction in earnings. Furthermore, if vessel values fall significantly, this could indicate a decrease in the recoverable amount for the vessel which may result in an impairment adjustment in the carrying value of the vessel.

These condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, nor to the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

Recent accounting pronouncements

In May 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2017-09, “Compensation — Stock Compensation (Topic 718): Scope of Modification Accounting”, which clarifies when changes to the terms or conditions of a share-based payment must be accounted for as modifications. Under the new guidance, an entity will not apply modification accounting to a share-based payment award if all of the following are the same immediately before and after the change: (i) the award’s fair value, (ii) the award’s vesting conditions, and (iii) the award’s classification as an equity or liability instrument. The new guidance does not change the accounting for modifications. The guidance is effective for annual periods, and interim periods within those annual periods, beginning after 15 December 2017 for all entities. Early adoption is permitted, including adoption in any interim period for which financial statements have not yet been issued or made available for issuance. The Company does not expect ASU 2017-09 to have a significant impact on its Condensed Consolidated Financial Statements or financial disclosures.

In November 2016, the FASB issued ASU 2016-18, “Restricted Cash”. When cash, cash equivalents, restricted cash and restricted cash equivalents are presented in more than one line item on the balance sheet, the new guidance requires a reconciliation of the totals in the statement of cash flows to the related captions in the balance sheet. This reconciliation can be presented either on the face of the statement of cash flows or in the notes to the financial statements. The guidance is effective for fiscal years beginning after 15 December 2017, and interim periods within those years. Early adoption in an interim period is permitted, but any adjustments must be reflected as of the beginning of the fiscal year that includes that interim period. The Company does not expect ASU 2016-018 to have a significant impact on its Condensed Consolidated Statement of Cash Flows.

In August 2016, the FASB issued ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments”, which addresses classification issues related to the statement of cash flows. Classification issues relate to (i) debt repayment of debt extinguishment costs, (ii) settlement of zero-coupon bonds, (iii) contingent consideration payments made after a business combination, (iv) proceeds from the settlement of insurance claims, (v) proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies, (vi) distributions received from equity method investees, (vii) beneficial interests in securitization transactions, and (viii) separately identifiable cash flows and application of the predominance principle. The guidance is effective for annual and interim periods in fiscal years beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the ASU in an interim period, adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. Entities should apply this ASU using a retrospective transition method to each period presented. If it is impracticable for an entity to apply the ASU retrospectively for some of the issues, it may apply the amendments for those issues prospectively as of the earliest date practicable. The Company does not expect ASU 2016-15 to have a significant impact on its Condensed Consolidated Statement of Cash Flows.

SCORPIO BULKERS INC. AND SUBSIDIARIES

Unaudited Notes to Condensed Consolidated Financial Statements

In February 2016 the FASB issued ASU 2016-02, “Leases”, which is intended to improve financial reporting about leasing transactions. The ASU affects all companies that lease assets. The ASU will require organizations that lease assets, or lessees, to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with terms of more than twelve months. The accounting by organizations that own the assets leased by the lessee, the lessor, will remain largely unchanged from current U.S. GAAP. The ASU will also require additional quantitative and qualitative disclosures to help financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. The ASU is effective for fiscal years and interim periods beginning after December 15, 2018 although early adoption is permitted. The ASU requires reporting organizations to take a modified retrospective transition approach. The Company is currently in the process of evaluating the impact of adoption of the ASU on its condensed consolidated financial statements but could experience a gross up of assets and liabilities should the Company time charter-in a significant number of vessels.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers”, which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. This update defines a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. ASU 2014-09 was originally going to be effective January 1, 2017; however, the FASB recently issued ASU 2015-14, which deferred the effective date of ASU 2014-09 by one year to January 1, 2018. The adoption of this standard is not expected to have a material impact on the revenue recognized for our vessels that operate in pools or on time charter. These arrangements qualify as single performance obligations that meet the criteria to recognize revenue ‘over time’ as the customer (i.e. the pool or the charterer) is simultaneously receiving and consuming the benefits of the vessel. This method of revenue recognition is identical to our current accounting policy for these types of employment arrangements. For vessels operating in the spot market, we also expect to recognize revenue over time however, the time period over which revenue is recognized is still being determined.

2.	Cash and cash equivalents

As of September 30, 2017 and December 31, 2016, $30.1 million and $25.4 million, respectively, of short-term deposits with original maturities of less than three months is included in cash and cash equivalents.

3.	Earnings Per Common Share

The following is a reconciliation of the basic and diluted earnings per share computations (amounts in thousands, except per share amounts):

	September 30,
	2017	2016
Nine Months Ended
Net loss for basic and diluted earnings per share	$(58,658)	$(104,277)

Common shares outstanding and common stock equivalents:
Weighted average shares basic	71,826	50,971
Effect of dilutive securities	—	—

Weighted average common shares—diluted	71,826	50,971

Loss per share:
Basic	$(0.82)	$(2.05)

Diluted	$(0.82)	$(2.05)

SCORPIO BULKERS INC. AND SUBSIDIARIES

Unaudited Notes to Condensed Consolidated Financial Statements

The following is a summary of anti-dilutive equity awards not included in detailed earnings per share computations due to the net losses realized for the nine months ended September 30, 2017 and 2016 (in thousands).

	September 30,
	2017	2016
Nine Months Ended	3,296	3,668

4.	Vessels, net

At September 30, 2017 the Company owned 18 Kamsarmax vessels and 28 Ultramax vessels. A rollforward of activity within vessels is as follows (amounts in thousands):

Balance at December 31, 2016	$1,234,081
Transfer from vessels under construction and other additions	203,367
Depreciation	(35,670)
Transferred to assets held for sale	(61,471)

Balance at September 30, 2017	$1,340,307

Owned vessels

Vessel Name	Year Built	DWT	Vessel Type
SBI Antares	2015	61,000	Ultramax
SBI Athena	2015	64,000	Ultramax
SBI Bravo	2015	61,000	Ultramax
SBI Leo	2015	61,000	Ultramax
SBI Echo	2015	61,000	Ultramax
SBI Lyra	2015	61,000	Ultramax
SBI Tango	2015	61,000	Ultramax
SBI Maia	2015	61,000	Ultramax
SBI Hydra	2015	61,000	Ultramax
SBI Subaru	2015	61,000	Ultramax
SBI Pegasus	2015	64,000	Ultramax
SBI Ursa	2015	61,000	Ultramax
SBI Thalia	2015	64,000	Ultramax
SBI Cronos	2015	61,000	Ultramax
SBI Orion	2015	64,000	Ultramax
SBI Achilles	2016	61,000	Ultramax
SBI Hercules	2016	64,000	Ultramax
SBI Perseus	2016	64,000	Ultramax
SBI Hermes	2016	61,000	Ultramax
SBI Zeus	2016	60,200	Ultramax
SBI Hera	2016	60,200	Ultramax
SBI Hyperion	2016	61,000	Ultramax
SBI Tethys	2016	61,000	Ultramax
SBI Phoebe	2016	64,000	Ultramax
SBI Poseidon	2016	60,200	Ultramax
SBI Apollo	2016	60,200	Ultramax
SBI Samson	2017	64,000	Ultramax
SBI Phoenix	2017	64,000	Ultramax

SCORPIO BULKERS INC. AND SUBSIDIARIES

Unaudited Notes to Condensed Consolidated Financial Statements

Total Ultramax		1,731,800
SBI Samba	2015	84,000	Kamsarmax
SBI Rumba	2015	84,000	Kamsarmax
SBI Capoeira	2015	82,000	Kamsarmax
SBI Electra	2015	82,000	Kamsarmax
SBI Carioca	2015	82,000	Kamsarmax
SBI Conga	2015	82,000	Kamsarmax
SBI Flamenco	2015	82,000	Kamsarmax
SBI Bolero	2015	82,000	Kamsarmax
SBI Sousta	2016	82,000	Kamsarmax
SBI Rock	2016	82,000	Kamsarmax
SBI Lambada	2016	82,000	Kamsarmax
SBI Reggae	2016	82,000	Kamsarmax
SBI Zumba	2016	82,000	Kamsarmax
SBI Macarena	2016	82,000	Kamsarmax
SBI Parapara	2017	82,000	Kamsarmax
SBI Swing	2017	82,000	Kamsarmax
SBI Mazurka	2017	82,000	Kamsarmax
SBI Jive	2017	82,000	Kamsarmax

Total Kamsarmax		1,480,000

Total Owned Vessels DWT		3,211,800

SCORPIO BULKERS INC. AND SUBSIDIARIES

Unaudited Notes to Condensed Consolidated Financial Statements

5.	Vessels under construction

As of September 30, 2017, all 46 vessels in our new building program have been delivered and all balances have been transferred from vessels under construction to vessels, net. As of December 31, 2016, vessels under construction had a balance of $180.0 million consisting primarily of installments paid to shipyards on our newbuilding contracts. A rollforward of activity within vessels under construction is as follows (in thousands):

Balance at December 31, 2016	$180,000
Installment payments and other	22,932
Capitalized interest	361
Transferred to vessels	(203,293)

Balance at September 30, 2017	$—

6.	Assets Held for Sale

During the first quarter of 2017, we entered into agreements with an unaffiliated third party to sell the SBI Charleston and SBI Cakewalk, two 2014 built Kamsarmax vessels, for approximately $22.5 million each.

As such, as of March 31, 2017, we classified these vessels as held for sale, recorded a loss of $17.7 million and wrote off $0.5 million of deferred financing costs. We also classified the related debt of approximately$20.1 million as a current liability.

During the second quarter of 2017, we completed the sale of SBI Cakewalk and SBI Charleston for $22.5 million each and as such the balance in assets held for sale is zero.

7.	Commitment and Contingencies

As of September 30, 2017, our contractual obligations and commitments consisted principally of debt repayments, future minimum payments under non-cancelable time chartered-in agreements and future minimum purchases under non-cancelable purchase agreements. Other than the following, there have been no significant changes to such arrangements and obligations since December 31, 2016.

Reinstatement of Debt Amortization

During 2016, we entered into agreements with certain of our lenders to, among other things; defer future principal repayments under certain of our loan agreements. In July 2017, we reached agreements with such lenders whereby principal repayments on our debt totaling $45.4 million that were previously deferred would be reinstated to their original form. Under these agreements in principal, were required to make principal payments of approximately $7.3 million in the third quarter of 2017 and will be required to make quarterly principal payments ranging from $1.0 million to$4.5 million per quarter from the fourth quarter of 2017 through the fourth quarter of 2020. Please also see Note 10, Debt, for additional information.

Capital Commitments

All financial obligations related to our Newbuilding Program have been satisfied. We no longer have any obligations to any shipyard.

During the third quarter of 2017, the Company entered into an agreement with an unaffiliated third party to acquire six Chinese built Ultramax dry bulk vessels for $142.5 million in the aggregate. Three of the vessels were built in 2015, one was built in 2016, and two were built in 2017. The acquisition, including the delivery of such vessels and the payment of the purchase price in full is expected to occur during the fourth quarter of 2017.

SCORPIO BULKERS INC. AND SUBSIDIARIES

Unaudited Notes to Condensed Consolidated Financial Statements

Time Chartered-in Vessels

The Company has time chartered-in one Ultramax dry bulk vessel. The terms of this contract is summarized as follows:

Vessel Type	Year Built	DWT	Where Built	Daily Base Rate	Earliest Expiry
Ultramax	2017	62,100	Japan	$10,125	30-Sep-19

Aggregate TC DWT		62,100

Future minimum obligations under non-cancelable time charter-in agreements are $7.4 million.

8.	Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following (in thousands):

	As of
	September 30, 2017	December 31, 2016
Accounts payable	$4,870	$4,612
Accrued operating	2,267	2,250
Accrued administrative	3,298	3,171

Accounts payable and accrued expenses	$10,435	$10,033

Accrued operating relates to obligations arising from operation of the Company’s owned and chartered-in vessels, such as operating costs. Accrued administrative relates to obligations that are corporate or financing in nature, such as payroll, professional fees, and interest.

9.	Common Shares

During the nine months ended September 30, 2017, the Company issued a total of 12,946 shares, with a fair value of $0.1 million to SSH pursuant to the Administrative Services Agreement relating to our Newbuilding Program.

10.	Debt

The Company’s long-term debt consists of Senior Notes and bank loans, summarized as follows (in thousands):

	September 30, 2017	December 31, 2016
Unsecured Senior Notes	$73,625	$73,625

Secured Credit Facilities:
$39.6 Million Credit Facility	$—	$20,144
$409 Million Credit Facility	96,468	167,816
$330 Million Credit Facility	254,006	225,759
$42 Million Credit Facility	36,035	38,512
$67.5 Million Credit Facility	40,461	40,461
$12.5 Million Credit Facility	10,379	10,379
$27.3 Million Credit Facility	18,600	19,375

Total bank loans outstanding	455,949	522,446

Less: Current portion	(25,293)	(13,882)

	$430,656	$508,564

SCORPIO BULKERS INC. AND SUBSIDIARIES

Unaudited Notes to Condensed Consolidated Financial Statements

(amount in thousands)	September 30, 2017			December 31, 2016
	Current	Non- current	Total	Current	Non- current	Total
Total bank loans and senior notes, gross	$25,293	$504,281	$529,574	$13,882	$582,188	$596,070
Unamortized deferred financing costs	(716)	(13,787)	(14,503)	(402)	(16,196)	(16,598)

Total bank loans and senior notes, net	$24,577	$490,494	$515,071	$13,480	$565,992	$579,472

Unsecured Senior Notes

On September 22, 2014, the Company issued $65.0 million in aggregate principal amount of 7.5% Senior Notes due September 2019 (the “Senior Notes”) and on October 16, 2014 the Company issued an additional $8.6 million aggregate principal amount of Senior Notes when the underwriters partially exercised their option to purchase additional Senior Notes on the same terms and conditions.

The Senior Notes will mature on September 15, 2019 and bear interest at a rate of 7.5% per year, payable quarterly on each March 15, June 15, September 15 and December 15, commencing on December 15, 2014. The Senior Notes are redeemable at the Company’s option in whole or in part, at any time on or after September 15, 2016 at a redemption price equal to 100% of the principal amount to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date.

The Senior Notes are our senior unsecured obligations and rank equally with all of our existing and future senior unsecured and unsubordinated debt and are effectively subordinated to our existing and future secured debt, to the extent of the value of the assets securing such debt, and will be structurally subordinated to all existing and future debt and other liabilities of our subsidiaries. No sinking fund is provided for the Senior Notes. The Senior Notes were issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof and are listed on the New York Stock Exchange under the symbol “SLTB”. The Senior Notes require us to comply with certain covenants, including financial covenants; restrictions on consolidations, mergers or sales of assets and prohibitions on paying dividends or returning capital to equity holders if a covenant breach or an event of default has occurred or would occur as a result of such payment. If the Company undergoes a change of control, holders may require us to repurchase for cash all or any portion of their notes at a change of control repurchase price equal to 101% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the change of control purchase date.

The financial covenants include:

•	Net borrowings shall not equal or exceed 70% of total assets.

•	Tangible net worth shall always exceed $500.0 million.

The outstanding balance at September 30, 2017 was $73.6 million, which is classified as long-term, and we were in compliance with the financial covenants relating to the Senior Notes as of that date.

In December 2016, our Board of Directors authorized the repurchase of up to $20.0 million of our outstanding Senior Notes in open market or privately negotiated transactions. The specific timing and amounts of the repurchases will be in the sole discretion of management and may vary based on market conditions and other factors, but we are not obligated under the terms of the program to repurchase any of our Senior Notes. This authorization has no expiration date. As of September 30, 2017, the full $20.0 million remains available for repurchases under this authorization.

SCORPIO BULKERS INC. AND SUBSIDIARIES

Unaudited Notes to Condensed Consolidated Financial Statements

Secured Credit Facilities

The Company has six credit agreements in place, which are collateralized by the Company’s vessels. The following is a summary of those credit agreements as of September 30, 2017, as well as the $39.6 Million Credit Facility, which was paid off in full during the nine months ended September 30, 2017.

($000’s)	$39.6 Million Credit Facility	$409 Million Credit Facility	$330 Million Credit Facility	$42 Million Credit Facility	$67.5 Million Credit Facility	$12.5 Million Credit Facility	$27.3 Million Credit Facility
Date of Agreement	June 27, 2014	December 30, 2014	July 29, 2014	January 30, 2015	July 30, 2014	December 22, 2015	December 22, 2015
Total Vessels to be Financed
Kamsarmax	2	8	6	2	2	—	—
Ultramax	—	7	15	1	2	1	2
Interest Rate-LIBOR+	2.925%	3.000%	2.925%	2.970%	2.950%	3.000%	2.950%
Commitment Fee	1.170%	1.200%	1.170%	1.120%	1.250%	—%	1.180%
Maturity Date	September 28, 2020	December 30, 2020	July 29, 2021	6 years from each Kamsarmax drawdown and September 21, 2021 on the Ultramax tranche	7 years from each drawdown	December 22, 2020	5 years from each drawdown
Amount drawn down (in thousands)	33,550	220,769	294,225	48,870	53,816	11,750	23,250
Amount outstanding (in thousands)	—	96,468	254,006	36,035	40,461	10,379	18,600
Carrying Value of Vessels Collateralized (in thousands)	—	455,106	585,486	94,637	113,479	30,141	61,458
Amount Available (in thousands)	—	78,954	—	—	—	—	—
Remaining Vessels to be Financed	—	—	—	—	—	—	—

$39.6 Million Credit Facility

On June 27, 2014, the Company signed a loan agreement for up to $39.6 million (the “$39.6 Million Credit Facility”) which was used to finance a portion of two Kamsarmax vessels. In 2017, the Company sold these two vessels and $20.1 million, which was outstanding under this facility was fully repaid in May 2017 and the credit facility was terminated.

The loan amendments discussed below were accounted for as debt modifications in accordance with ASC 470, Debt.

$67.5 Million Credit Facility

During the first nine months of 2017, the Company reached an agreement in principle to reinstate principal repayments of $8.0 million that were previously deferred in accordance with prior loan amendments to their original form. Under this agreement the Company is required to make principal repayments of approximately $1.0 million per quarter from the first quarter of 2018 through the fourth quarter of 2018 and then from the first quarter of 2020 through the fourth quarter of 2020, with an offsetting reduction to the balloon payment due upon maturity.

SCORPIO BULKERS INC. AND SUBSIDIARIES

Unaudited Notes to Condensed Consolidated Financial Statements

All restrictions on the payment of dividends that were put in place as part of prior loan amendments have been removed from this credit facility.

$409.0 Million Credit Facility

During 2016, the Company reached an agreement to reinstate principal repayments of $26.9 million that were previously deferred in accordance with prior loan amendments to their original form. Under this agreement the Company is required to make principal repayments ranging from $1.2 million to $2.3 million per quarter from the third quarter of 2017 through the third quarter of 2020, with an offsetting reduction to the balloon payment due upon maturity. In addition, a principal repayment of $2.4 million, representing prior period principal repayments, was made during in the third quarter of 2017.

All restrictions on the payment of dividends that were put in place as part of prior loan amendments have been removed from this credit facility.

$42.0 Million Credit Facility

During the first nine months of 2017, the Company reached an agreement in principle to reinstate principal repayments of $6.6 million that were previously deferred in accordance with prior loan amendments to their original form. Under this agreement the Company is required to make principal repayments of $0.8 million in the third and fourth quarters of 2017 and from the second quarter of 2019 through the first quarter of 2020, with an offsetting reduction to the balloon payment due upon maturity. In addition, a principal repayment of $1.7 million, representing prior period principal repayments, was made during the third quarter of 2017.

All restrictions on the payment of dividends that were put in place as part of prior loan amendments have been removed from this credit facility.

$12.5 Million Credit Facility

During the first nine months of 2017, the Company reached an agreement in principle to reinstate principal repayments of $0.8 million that were previously deferred in accordance with prior loan amendments to their original form. Under this agreement the Company is required to make principal repayments of $0.2 million from the fourth quarter of 2017 through the third quarter of 2018, with an offsetting reduction to the balloon payment due upon maturity.

All restrictions on the payment of dividends that were put in place as part of prior loan amendments have been removed from this credit facility.

$27.3 Million Credit Facility

During the first nine months of 2017, the Company reached an agreement to reinstate principal repayments of $3.1 millionthat were previously deferred in accordance with prior loan amendments to their original form. Under this agreement the Company is required to make principal repayments of $0.4 million from the third quarter of 2017 through the first quarter of 2018 and from the fourth quarter of 2019 through the third quarter of 2020, with an offsetting reduction to the balloon payment due upon maturity. In addition, a principal repayment of $0.4 million, representing prior period principal repayments, was made during the third quarter of 2017.

All restrictions on the payment of dividends that were put in place as part of prior loan amendments have been removed from this credit facility.

Each of these six credit agreements, as amended through September 30, 2017, has financial covenants with which we must comply (based on terms defined in the credit agreements), the most stringent by facility are as follows:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•	Consolidated tangible net worth (adjusted for a minimum amount of $100.0 million in historical non-operating costs and to exclude certain future non-operating items, including impairments) no less than $500.0 million plus (i) 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after December 31, 2013 and (ii)50% of the value of any new equity issues occurring on or after December 31, 2013.

•	The ratio of EBITDA to net interest expense calculated on a year to date basis of greater than 1.00 to 1.00 for the quarters ending March 31, 2019 and June 30, 2019, 2.50 to 1.00 for the quarter ending September 30, 2019, calculated on a year-to-date basis and 2.50 to 1.00 for each quarter thereafter, calculated on a trailing four quarter basis.

SCORPIO BULKERS INC. AND SUBSIDIARIES

Unaudited Notes to Condensed Consolidated Financial Statements

•	Minimum liquidity of not less than the greater of $25.0 million or $0.7 million per owned vessel.

•	Maintain a minimum fair value of the collateral for each credit facility, such that the aggregate fair value of the vessels collateralizing the credit facility is 140%, except in the case of our $67.5 Million Credit Facility, for which it is 115% of the aggregate principal amount outstanding under such credit facility, or, if we do not meet these thresholds to prepay a portion of the loan or provide additional security to eliminate the shortfall.

In addition to the credit agreements described above, which are in effect as of September 30, 2017, the Company entered into the following credit agreement which was repaid in full during the nine months ended September 30, 2017:

On June 27, 2014, the Company signed a loan agreement for up to $39.6 million, or the $39.6 Million Credit Facility, which was used to finance a portion of two Kamsarmax vessels. In 2017, the Company sold these two vessels and $20.1 million, which was outstanding under this facility was fully repaid in May 2017 and the credit facility was terminated.

Our credit facilities discussed above have, among other things, the following restrictive covenants which may restrict our ability to:

•	incur additional indebtedness;

•	sell the collateral vessel, if applicable;

•	make additional investments or acquisitions; and

•	effect a change of control of us.

In addition, our credit facilities contain customary events of default, including cross-default provisions. As of September 30, 2017, we are in compliance with the financial covenants of each of our six credit facilities. We expect to remain in compliance with the financial covenants of each of our six credit facilities for the next twelve months.

Interest rates on all of the Company’s secured credit facilities for the nine months ended September 30, 2017 ranged from 3.8% to 4.3%. The Company records its interest expense as a component of Financial expense, net on its Consolidated Statement of Operations. For the nine months ended September 30, 2017 and 2016, Financial expense, net consists of:

Balance as of September 30,	2017	2016
Interest expense	$20,652	$10,945
Amortization of deferred financing costs	4,249	3,811
Write off of deferred financing costs	470	2,456
Other	450	893

	$25,821	$18,105

11.	Fair value of financial instruments

The carrying amount and fair value of financial instruments at September 30, 2017 and December 31, 2016 were as follows (in thousands):

	September 30, 2017		December 31, 2016
	Carrying value	Fair Value	Carrying value	Fair Value
Financial assets:
Cash and cash equivalents	$62,395	$62,395	$101,734	$101,734
Financial liabilities:
Secured bank loans	442,478	442,478	507,273	507,273
Unsecured Senior Notes	72,593	73,625	72,199	65,850

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, various methods are used including market, income and cost approaches. Based on these approaches, certain assumptions that market participants would use in pricing the asset or liability are used, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated, or generally unobservable firm inputs. Valuation techniques that are used maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation

SCORPIO BULKERS INC. AND SUBSIDIARIES

Unaudited Notes to Condensed Consolidated Financial Statements

techniques, fair value measured financial instruments are categorized according to the fair value hierarchy prescribed by ASC 820, Fair Value Measurements and Disclosures. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

•	Level 1: Fair value measurements using unadjusted quoted market prices in active markets for identical, unrestricted assets or liabilities.

•	Level 2: Fair value measurements using correlation with (directly or indirectly) observable market-based inputs, unobservable inputs that are corroborated by market data, or quoted prices in markets that are not active.

•	Level 3: Fair value measurements using inputs that are significant and not readily observable in the market.

Cash and cash equivalents comprise cash on hand and demand deposits, and other short-term highly-liquid investments with original maturities of three months or less, and that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. The carrying value of cash and cash equivalents approximates fair value due to the short-term nature of these instruments.

The carrying value of our secured bank loans are measured at amortized cost using the effective interest method. We consider that the carrying value approximates fair value. These amounts are shown net of $13.5 million and $15.2 million of unamortized deferred financing fees, on our condensed consolidated balance sheet as of September 30, 2017 and December 31, 2016, respectively.

The Senior Notes are publicly traded on the New York Stock Exchange and are considered a level 1 item. The carrying values shown in the table are the face value of the notes. These notes are shown net of $1.0 million and $1.4 million of unamortized deferred financing fees, on our condensed consolidated balance sheet as of September 30, 2017 and December 31, 2016, respectively.

Certain of the Company’s assets and liabilities are carried at contracted amounts that approximate fair value. Assets and liabilities that are recorded at contracted amounts approximating fair value consist primarily of balances with related parties, prepaid expenses and other current assets, accounts payable and accrued expenses.

The Company believes the carrying amounts of its bank loans at September 30, 2017 and December 31, 2016 approximate fair value because the interest rates on these instruments change with, or approximate, market interest rates.

12.	Related Party Transactions

Our Co-Founder, Chairman and Chief Executive Officer, Mr. Emanuele Lauro, is a member of the Lolli-Ghetti family, which in 2009 founded Scorpio Tankers Inc. (“Scorpio Tankers”) (NYSE: “STNG”), a large international shipping company engaged in seaborne transportation of refined petroleum products, of which Mr. Lauro is currently the Chairman and Chief Executive Officer. The Lolli-Ghetti family also majority owns and controls the Scorpio Group, including SSM, which provides us with vessel technical management services, SCM, which provides us with vessel commercial management services, SSH, which provides us and other related entities with administrative services and services related to the acquisition of vessels and Scorpio UK Limited (“SUK”) which provides us with chartering services. In addition, our Vice President, Mr. Filippo Lauro is the brother of Mr. Emanuele Lauro and a member of the Lolli-Ghetti family. Our Co-Founder, President and Director, Mr. Robert Bugbee is also the President and a Director of Scorpio Tankers and has a senior management position at the Scorpio Group.

We entered into an Administrative Services Agreement, as amended from time to time, with SSH, a party related to us, for the provision of administrative staff, office space and accounting, legal compliance, financial and information technology services for which we reimburse SSH for the reasonable direct and indirect expenses it incurs in providing us with such services. Such costs are classified as general and administrative in the Consolidated Statement of Operations.

SSH also arranges vessel sales and purchases for us. We previously paid SSH a fee, payable in the Company’s common shares, for arranging vessel acquisitions, including newbuildings. The amount of common shares payable was determined by dividing $250,000 by the market value of our common shares based on the volume weighted average price of our common shares over the 30 trading day period immediately preceding the contract date of a definitive agreement to acquire any vessel. During the nine months ended September 30, 2017 and the year ended December 31, 2016 we issued 12,946 and51,679 shares, respectively, of our common shares to SSH. In November 2014, SSH agreed to waive its fee on vessel acquisitions contracted after November 20, 2014, for so long as the closing price of our common shares remained below a specified threshold. Effective September 29, 2016, the Company amended the terms of its Administrative Services Agreement with SSH and this fee was eliminated on all future acquisitions.

SCORPIO BULKERS INC. AND SUBSIDIARIES

Unaudited Notes to Condensed Consolidated Financial Statements

In addition, SSH has agreed with us not to own any drybulk carriers greater than 30,000 dwt for so long as the Administrative Services Agreement is in full force and effect. This agreement may be terminated by SSH upon 12 months’ notice or by us with 24 months’ notice.

The services provided to us by SSH may be sub-contracted to other entities within the Scorpio Group.

During June 2015, we issued and sold 833,333 shares to SSH for $15.0 million as part of a public offering.

During March 2016, we issued 5,000,000 shares to SSH for $15.0 million as part of a public offering.

During June 2016, we issued 5,250,000 shares to SSH for $16.0 million as part of a public offering.

Our vessels are commercially managed by SCM and technically managed by SSM pursuant to an amended and restated master agreement, as amended and restated from time to time, or the Amended and Restated Master Agreement, which may be terminated by either party upon 24 months’ notice, unless terminated earlier in accordance with the provisions of the Amended and Restated Master Agreement. In the event of a sale of one or more vessels, a notice period of three months’ and a payment equal to three months of management fees will apply, provided that the termination does not amount to a change of control, including a sale of substantially all vessels, in which case a payment equal to 24 months of management fees will apply. Additional vessels that the Company may acquire in the future are expected to be managed under the Amended and Restated Master Agreement or on substantially similar terms as the Amended and Restated Master Agreement.

SCM’s commercial management services include securing employment for our vessels in the spot market and on time charters. SCM also manages the Scorpio Group Pools (spot market-oriented vessel pools) including the Scorpio Ultramax Pool, the Scorpio Kamsarmax Pool and the currently inactive Scorpio Capesize Pool in which our owned and time chartered-in vessels are employed and from which we generate a significant portion of our revenue. The Scorpio Ultramax Pool, the Scorpio Kamsarmax Pool and the Scorpio Capesize Pool participants, including us and third-party owners of similar vessels, pay SCM a pool management fee of $300 per vessel per day, plus a 1.75% commission on the gross revenues per charter fixture. We typically have balances due from these pools, consisting primarily of working capital, undistributed earnings and reimbursable costs. These receivables are either classified as current or non-current assets within the Consolidated Balance Sheet depending upon whether the associated vessel is expected to exit the pool within the next 12 months. We are also allocated general and administrative expenses from SCM.

For the commercial management of any of our vessels that do not operate in one of these pools, we pay SCM a daily fee of $300 per vessel, plus a 1.75% commission on the gross revenues per charter fixture, which are classified as voyage expenses in the Consolidated Statement of Operations.

Effective November 20, 2014, SCM agreed to reduce, with respect to our vessels, the 1.75% commission to 1.00% until the first day when the closing price of the Company’s common shares was not less than $117 per share, adjusted to include all equity restructuring and authorized dividends paid on the Company’s share capital, at which time the commission would revert to 1.75%. The reduction in commission expense is classified as vessel revenues in the Consolidated Statement of Operations.

Effective September 29, 2016, pursuant to the terms of the Amended and Restated Master Agreement, effective beginning on the fifth day within any 20 trading day period that the closing price of the Company’s common shares on the New York Stock Exchange is equal to or greater than $5.00, the commission payable for commercial management to SCM will be reinstated to 1.75% of all monies earned by a vessel from 1.00%. As of close of trading on the NYSE on November 18, 2016, the condition was met and the commission payable for commercial management was reinstated to 1.75% of all monies earned by a vessel, effective November 19, 2016.

The Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool were significant customers for the nine months ended September 30, 2017, accounting for 42% and 58% of our total vessel revenue (including commissions from SCM), respectively. During nine months ended September 30, 2016 the Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool accounted for 40% and 60% of our total vessel revenue (including commissions from SCM), respectively.

Prior to the amendment to the Amended and Restated Master Agreement on September 29, 2016, contracts for the construction of vessels that were sold or cancelled prior to the Company taking delivery of the vessels resulted in a termination fee of $0.5 million per vessel and the termination fee for a vessel which was under SCM management was two years of daily fees of $300, or $0.2 million per vessel plus 1.00% of the estimated revenue SCM would have generated for the vessel over the next two years. This fee is classified as a loss/write off of vessels and assets held for sale in the Consolidated Statement of Operations.

SCORPIO BULKERS INC. AND SUBSIDIARIES

Unaudited Notes to Condensed Consolidated Financial Statements

Following the amendment to the Amended and Restated Master Agreement on September 29, 2016, the fees due for a termination of the commercial management arrangements in the event of the sale of one or more vessels, provided it does not amount to a change of control of the Company, including a sale of substantially all vessels, have been reduced to a three month notice period and payment equal to three months of management fees.

SSM’s technical management services include providing technical support, such as arranging the hiring of qualified officers and crew, supervising the maintenance and performance of vessels, purchasing supplies, spare parts and new equipment, arranging and supervising drydocking and repairs, and monitoring regulatory and classification society compliance and customer standards. We pay SSM an annual fee of $0.2 million per vessel to provide technical management services for each of our vessels upon delivery, which is a component of vessel operating cost in the Consolidated Statement of Operations.

In addition, representatives of SSM provided us with construction supervisory services while our vessels were being constructed in shipyards. In addition to the supervisory fee, we compensated SSM for its direct expenses in assisting with the supervision, which varied between $0.2 million and $0.5 million per vessel.

Prior to the amendment to the Amended and Restated Master Agreement on September 29, 2016, contracts for the construction of vessels that were sold or canceled prior to the Company taking delivery of the vessels resulted in a termination fee of $0.5 million per vessel and the termination fee for a vessel which was under SSM management was two years of annual fees of $0.2 million per vessel, or $0.4 million per vessel. This fee is classified as a loss/write off of vessels and assets held for sale in the Consolidated Statement of Operations.

Following the amendment to the Amended and Restated Master Agreement on September 29, 2016, the fees due for a termination of the technical management arrangements in the event of the sale of one or more vessels, provided it does not amount to a change of control of the Company, including a sale of substantially all vessels, have been reduced to a notice period of three months and a payment equal to three months of management fees.

SUK will allocate salaries of certain SUK employees to the Company for services performed for the Company.

SCORPIO BULKERS INC. AND SUBSIDIARIES

Unaudited Notes to Condensed Consolidated Financial Statements

Transactions with entities controlled by the Lolli-Ghetti family and with Scorpio Tankers (herein referred to as related party affiliates) in the Condensed Consolidated Statement of Operations and Condensed Consolidated Balance Sheet are summarized in the following tables (in thousands).

	Nine Months Ended September 30,
	2017	2016
Vessel revenue
Scorpio Kamsarmax Pool	$46,964	$20,591
Scorpio Ultramax Pool	64,114	30,352
SCM	—	613

Total vessel revenue	$111,078	$51,556

Voyage expense:
SCM	$147	$250

Vessel operating cost:
SSM	$6,993	$5,149

General and administrative expense:
SCM	$90	$43
SSH	4,229	3,119
SUK	688	661

Total general and administrative expense	$5,007	$3,823

Write down on assets held for sale
SCM	$147	$500
SSM	200	500

Total write down on assets held for sale	$347	$1,000

	As of
	September 30, 2017	December 31, 2016
Assets
Due from related parties-current:
Scorpio Kamsarmax Pool	$4,749	$2,579
Scorpio Ultramax Pool	2,569	1,661
Scorpio Capesize Pool	—	—

Total due from related parties-current	$7,318	$4,240

Due from related parties non-current:
Scorpio Kamsarmax Pool	$5,080	$4,606
Scorpio Ultramax Pool	7,639	6,633

Total due from related parties non-current	$12,719	$11,239

Liabilities
Due to related parties-current :
SCM	$—	$507
SSM	—	209
SSH	226	321

Total due from related parties-current	$226	$1,037

SCORPIO BULKERS INC. AND SUBSIDIARIES

Unaudited Notes to Condensed Consolidated Financial Statements

13.	Income Taxes

Scorpio Bulkers Inc. and its subsidiaries are incorporated in the Republic of the Marshall Islands and the Cayman Islands, and in accordance with the income tax laws of the Marshall Islands and the Cayman Islands, are not subject to Marshall Islands or Cayman Islands income tax. We are also exempt from income tax in other jurisdictions including the United States of America due to tax treaties or domestic tax laws; therefore, we will not have any tax charges, benefits, or balances.

14.	Segments

After the sale of all of its Capesize vessels in 2015, the Company is organized by vessel type into two operating segments through which the Company’s chief operating decision maker manages the Company’s business. The Kamsarmax and Ultramax Operations segments provide the following:

•	Kamsarmax - includes vessels ranging from approximately 82,000 dwt to 84,000 dwt

•	Ultramax - includes vessels ranging from approximately 60,200 dwt to 64,000 dwt

Although each vessel within its respective class qualifies as an operating segment under U.S. GAAP, each vessel also exhibits similar long-term financial performance and similar economic characteristics to the other vessels within the respective vessel class, thereby meeting the aggregation criteria in U.S. GAAP. We have therefore chosen to present our segment information by vessel class using the aggregated information from the individual vessels.

The Company’s vessels regularly move between countries in international waters, over dozens of trade routes and, as a result, the disclosure of financial information about geographic areas is impracticable.

Certain of the corporate general and administrative expenses incurred by the Company are not attributable to any specific segment. Accordingly, these costs are not allocated to any of the Company’s segments and are included in the results below as “Corporate”.

The following schedule presents segment information about the Company’s operations for the nine months ended September 30, 2017 and 2016 (in thousands).

	Capesize	Kamsarmax	Ultramax	Corporate	Total
Nine Months Ended September 30, 2017
Vessel revenue	$—	$46,964	$64,114	$—	$111,078
Voyage expenses	—	250	82	—	332
Vessel operating cost	(117)	26,617	37,363	—	63,863
Charterhire expense	—	4,406	39	—	4,445
Vessel depreciation	—	13,692	21,978	—	35,670
General and administrative expenses	3	1,592	2,502	18,433	22,530
Loss / write down on assets held for sale	—	17,131	—	570	17,701
Interest income	—	—	—	903	903
Foreign exchange gain	—	—	—	(277)	(277)
Financial expense, net	—	—	—	(25,821)	(25,821)

Segment loss	$114	$(16,724)	$2,150	$(44,198)	$(58,658)

SCORPIO BULKERS INC. AND SUBSIDIARIES

Unaudited Notes to Condensed Consolidated Financial Statements

	Capesize	Kamsarmax	Ultramax	Corporate	Total
Nine Months Ended September 30, 2016
Vessel revenue	$—	$20,858	$30,698	$—	$51,556
Voyage expenses	—	(117)	41	—	(76)
Vessel operating cost	—	20,076	29,719	—	49,795
Charterhire expense	—	9,754	5,033	—	14,787
Charterhire contract termination charge	—	2,500	7,500	—	10,000
Vessel depreciation	—	10,702	15,275	—	25,977
General and administrative expenses	507	1,268	1,929	21,574	25,278
Loss / write down on assets held for sale	1,006	11,557	(130)	—	12,433
Interest income	—	—	—	632	632
Foreign exchange loss	—	—	—	(166)	(166)
Financial expense, net	—	—	—	(18,105)	(18,105)

Segment loss	$(1,513)	$(34,882)	$(28,669)	$(39,213)	$(104,277)

Identifiable assets, classified by the segment by which the Company operates, are as follows (in thousands):

Identifiable assets
	September 30, 2017	December 31, 2016
Held by vessel owning subsidiaries or allocated to segments:
Capesize	$23	$643
Kamsarmax	548,350	600,578
Ultramax	824,048	847,016
Held by parent and other subsidiaries, not allocated to segments:
Cash and cash equivalents	55,774	88,311
Other	5,994	10,609

Total identifiable assets	$1,434,189	$1,547,157

15.	Subsequent Events

Vessels Acquisition

During the third quarter of 2017, the Company entered into an agreement with an unaffiliated third party to acquire six Chinese built Ultramax dry bulk vessels for $142.5 million in the aggregate. Three of the vessels were built in 2015, one was built in 2016, and two were built in 2017.

As of October 20, 2017, the Company paid a 10% deposit, which will be held in escrow until each vessel is delivered. The acquisition, including the delivery of the vessels and payment of the remaining $128.3 million, is expected to occur in December 2017.

Initiation of a Quarterly Dividend

In October 2017, the Company’s Board of Directors declared the Company’s first quarterly cash dividend of $0.02 per share, payable on or about December 15, 2017 to all shareholders as of November 15, 2017 (the record date).

$85.5 Million Credit Facility

The Company has received a commitment for a loan facility of up to $85.5 million from Nordea Bank AB, New York Branch, and Skandinaviska Enskilda Banken AB (publ). The loan facility will be used to finance up to 60% of the market value of the six Ultramax vessels the Company has recently agreed to acquire. The loan facility has a final maturity date of February 15, 2023 and bears interest at LIBOR plus a margin of 2.85% per annum. The terms and conditions are similar to those set forth in the Company’s existing credit facilities. The loan facility is subject to customary conditions precedent and the execution of definitive documentation.

SCORPIO BULKERS INC. AND SUBSIDIARIES

Unaudited Notes to Condensed Consolidated Financial Statements

$19.6 Million Japanese Lease Financing

In October 2017, the Company entered into a financing transaction of one of the Company’s Kamsarmax vessels with unaffiliated third parties in Japan. The cost of the financing is equivalent to an expected fixed interest rate of 4.24% for 10 years. If converted to floating interest rates, based on the expected weighted average life of the transaction, the equivalent margin at current swap rates would be LIBOR plus 2.14%.

The transaction involves the sale and leaseback of the SBI Rumba, a 2015 Japanese built Kamsarmax dry bulk vessel, for consideration of approximately $19.6 million. As part of the transaction, the Company entered into a 9.5 year bareboat charter agreement with the buyer, with the Company’s option to extend for a further six months. The agreement also provides the Company with options to repurchase the vessel beginning on the fifth anniversary of the sale and until the end of the agreements. This transaction, which shall be treated as a financial lease for accounting purposes, increases the Company’s liquidity by approximately $6.4 million, net of commissions and after repayment of the vessel’s existing loan.